WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

May 23, 2006

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	May 23, 2006
2.	Marks & Spencer Group p.l.c. Preliminary Results 2005/06 52 weeks ended 1 April 2006	May 23, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATING TO (iii)
3. Name of *person discharging managerial responsibilities/director* PAUL MYNERS	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them STRAND NOMINEES LIMITED	**8.** State the nature of the transaction PURCHASE
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 50,000 SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A	N/A
13. Price per *share* or value of transaction 551.5P	**14.** Date and place of transaction 23 MAY 2006, LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 228,741 SHARES	**16.** Date issuer informed of transaction 23 MAY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification

23. Any additional information N/A	**24.** Name of contact and telephone number for queries ANTHONY CLARKE, TEL. 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE
Date of notification 23 MAY 2006

23 May 2006

Marks and Spencer Group plc
Preliminary Results 2005/06
52 weeks ended 1 April 2006

Financial Highlights: unaudited	**2005/06 £m**	**2004/05 £m**	**% inc**
• Group revenue	7,797.7	7,490.5	+4.1
UK	7,275.0	7,034.7	+3.4
International	522.7	455.8	+14.7
• Adjusted Group profit before tax*	751.4	556.1	+35.1
• Group profit before tax	745.7	505.1	+47.6
• Adjusted earnings per share* from continuing operations	31.4p	19.2p	+63.5
• Basic earnings per share	31.4p	29.1p	+7.9
• Final dividend per share	9.2p	7.5p	+22.7
• Total dividend per share	14.0p	12.1p	+15.7
• Net cash inflow/(outflow)	550.5	(104.5)	
• Net debt	1,729.3	2,277.2	**

** Adjusted Group profit before tax and adjusted earnings per share are internal measures of performance which exclude the effect of exceptional items and asset disposals. They provide additional information on the underlying performance of the Group and are consistent with how we have reported previously under UK GAAP.*
*** Adjusted for the adoption of IAS 32 and 39 – "Financial Instruments" to be comparable with net debt at 1 April 2006.*

Paul Myners, Chairman, commented:
"The Group has made good progress in a difficult environment. Adjusted earnings per share at 31.4p are at an all time high. The Board is proposing a final dividend of 9.2p per share, an increase of 22.7%, giving a full year dividend of 14.0p, an increase of 15.7%. The full year dividend is covered 2.2 times by earnings. Having re-established cover at over 2 times, the Board's policy is to grow dividends broadly in line with adjusted earnings per share growth for each half of the Group's financial year."

Stuart Rose, Chief Executive, said:
"The Group has had a good year. M&S is beginning to regain its confidence but we still have much to do to ensure that we sustain growth in the long term. Our key priority remains the revitalisation of our core business, building on the work already in hand based on our principles of Quality, Value, Service, Innovation and Trust and driving further progress in product, environment and service.

"We need to drive sales, grow market share, improve the performance from our existing stores and continue to buy better. We also need to manage stocks tightly and mitigate significant cost pressures on fuel, energy, rent and rates in a competitive retail environment. We are under no illusions about the work necessary to place us firmly on a path to long term growth and are committed to delivering this.

"I would like to take this opportunity of thanking all our staff for their hard work throughout the year."

Chief Executive's Statement:
In 2005/06 we said our priority was to drive the business, concentrating on product, environment and service. This plan enabled us to deliver an improving performance across the business as the year progressed. Food performed well, thanks to our renewed focus on outstanding quality and innovation. Clothing experienced a difficult first half as we continued to improve our product styling and pricing, change our buying practices and rationalise our brands. The second half was much stronger, with improving performances in Womenswear and Menswear. Our Home business also made progress reflecting more competitive pricing and a strong performance in furniture.

M&S continues to be the UK's leading retailer of Clothing and Footwear by both value and volume. Throughout the year we improved market share and ended the year ahead on volume (9.9% compared with 9.7% last year), as customers bought more in response to better product and pricing, but behind on value at 10.2% compared with 10.5% last year, primarily reflecting price deflation.

Our focus on full price sales has proved successful. At the end of the fourth quarter we had achieved an improvement in full price market share in all business areas for the first time in three years (9.2% to 10.1%). The gains were most marked in Womenswear, including per una, where the improvement in product and value attracted more customers with market share increasing from 8.6% to 10.0%.

Our Brand
We have worked hard to rebuild customer perceptions of the M&S brand. Our external communication has focussed on Food and Womenswear; areas that define M&S and most influence how customers perceive the brand. In store we have developed innovative and stylish new packaging and point of sale material to communicate our brand values in a more distinctive way. This Spring, we launched our 'Look Behind the Label' campaign which was designed to highlight our stance on ethical and product issues which are so important to our customers. Customer reaction has been very positive.

Response to our brand building throughout the year has been encouraging – not just from customers, but from key stakeholders. We have been able to demonstrate a clear upturn in brand momentum measures as a result of our creative campaigns and customers have voted with their feet. Levels of footfall have recovered to the highs in 2002 with customer visits increasing by nearly 350,000 a week to just over 15 million a week (last year 14.7m). We are now starting to convert more of these visits to transactions. This will be a key area for improvement in the year ahead.

Product
Improving our values was, and remains, a key objective. We re-priced ranges across all price points, without compromising our quality standards, with particular emphasis on opening price points. Around 30% of our sales now come from opening price point merchandise compared with 12% in 2003/04. Price realignment, better buying and control of stocks and markdowns have significantly improved our margins in General Merchandise this year. Customer perceptions on the value we offer have improved steadily throughout the year. Value will continue to be a key driver across all price points. We are committed to maintaining our competitiveness.

Better buying practices are key to driving the business as we become more demand-led. We now have offices in Istanbul, Hong Kong, Bangalore, Bangladesh and Sri Lanka. Delhi and Shanghai will open this year. This gives us a substantial international presence enabling us to work more quickly and effectively with our supply base, sourcing more efficiently with greater flexibility, and ensuring our strict trading standards are met. Better sourcing, coupled with tighter stock controls, is also enabling us to deliver higher volumes, higher margins and better cash flow for suppliers. During the year, we increased the amount of product we buy direct to around 25% (last year 20%).

"Open To Buy" was introduced across General Merchandise during the year enabling us to deliver the latest trends, introduce more new product and chase fast sellers. This will be extended further in the coming year.

We also introduced more stylish, wearable merchandise, stepping up innovation across all product ranges. In Food, innovative product development and relentless commitment to quality continues to set us apart. For example, we introduced our unique, additive-free 'Cook!' range and committed to remove hydrogenated fats from virtually all of our food products by the end of 2006.

Environment
By the end of 2006 nearly everyone in the UK should be within easy reach of a modernised M&S store. In 2004/05, we trialled the new look in four stores. This was extended to 23 stores by the end of 2005/06. As well as enhancing customer perceptions of the brand, the trials generated good returns with sales growth averaging 10% in the fourth quarter. We are now extending this programme and by the end of 2006 we will have modernised some 35% of our floor space, as part of a £500m-plus capital expenditure programme, introducing better design, lighting, layout, equipment, changing rooms, service areas and cafés.

In order to drive our Food business, we opened a further 25 'Simply Food' stores during the year and concluded a £38m deal to buy 28 former Iceland stores which will open this summer as 'Simply Food' outlets. We are also trialling a 'Simply Food' offer in nine BP Connect service stations. If this trial is successful, there will be significant opportunity for expansion in the coming years.

Service
Outstanding customer service is the third key part of our plan. Starting in June 2005, all 56,000 of our store colleagues participated in the 'Our Service Style' programme. We also restructured customer assistants' pay, introducing some of the best rates on the high street, and offered a new, clearer career path.

We need to do more to further improve service. Our aim is to make service training part of everyday life and we will be adding more specialist sales staff in areas such as suiting, lingerie, footwear and foods. Our aim is to make sure we always have well-motivated, properly trained people in the right place at the right time to help our customers.

Fantastic product, better stores and outstanding service has delivered better sales and profits. As a result, we have been able to reward all our staff with a record bonus payout totalling £73m. We hope to be able to repeat this in the coming year.

Looking ahead
Continuing to improve product, environment and service will remain our priority. Our focus will be on driving sales and market share from our existing space. We will continue to improve the efficiency of our supply chain through better buying, greater flexibility, better catalogue and stock control, and continued management of markdowns and waste. We are rolling out a substantial store modernisation programme. We will continue to drive through further improvements in service and improve availability.

We will also begin to broaden our business, focussing on reaching a wider customer base and stretching our brand reach. We are extending our Food business with the Simply Food programme, continuing to take our outstanding food to new customers. Our work with Amazon will significantly improve our e-commerce functionality as it comes on stream in 2007. We continue to look for opportunities to expand our international business.

Financial Review:

Summary of Results: unaudited	**2005/06 £m**	**2004/05 £m**	**% inc**
Total revenue	**7,797.7**	**7,490.5**	**4.1**
UK	7,275.0	7,034.7	3.4
International	522.7	455.8	14.7
Operating profit before exceptional charges and asset disposals	**855.8**	**649.1**	**31.8**
UK	790.1	588.4	34.3
International	65.7	60.7	8.2
Profit before tax, exceptional charges and asset disposals	**751.4**	**556.1**	**35.1**
Loss on property disposals	(5.7)	(0.4)	
Exceptional operating charges	-	(50.6)	
Profit before tax	**745.7**	**505.1**	**47.6**
Adjusted EPS from continuing operations	**31.4p**	**19.2p**	**63.5**
Dividend per share (declared)	**14.0p**	**12.1p**	**15.7**

The figures above exclude the results of Kings Super Markets which has been treated as a discontinued operation.

UK

Revenue for the 52 weeks ended 1 April 2006 was £7,275.0m, up 3.4% and up 1.3% on a like-for-like basis. Sales of General Merchandise remained broadly level, with Clothing sales flat and Home seeing a 0.8% increase. Food recorded strong growth of 7%. An analysis of sales trends by business area, is shown below:

Revenue	**H1%**	**H2%**	**FY%**
Clothing	-4.9	+4.4	0.0
Home	-11.2	+10.5	+0.8
General Merchandise	-5.5	+5.0	+0.1
Food	+5.6	+8.2	+7.0
Total	**-0.2**	**+6.6**	**+3.4**

Like-for-Like	**H1%**	**H2%**	**FY%**
General Merchandise	-6.1	+3.5	-1.0
Food	+1.6	+5.4	+3.6
Total	**-2.3**	**+4.5**	**+1.3**

In Clothing, better values, better buying, and better styling resulted in better performance as the year progressed with sales up 4.4% in the second half. Womenswear benefited from well-received ranges, including more frequent additions of new product into stores. Per una had another very strong year. Menswear rationalised its brands and extended its Autograph offer. Lingerie benefited from a clearer offer with five brands, including the new per una range. We restructured our Childrenswear area, where performance was weak, with the aim of regaining a leading position in this

important market. Our decision to concentrate our Home offer on stylish outstanding value products with mainstream appeal and very competitive pricing led to increased sales, supported by a particularly strong performance in furniture.

Food had a very successful year with sales up 7.0%, up 3.6% on a like-for-like basis. This was driven by our renewed focus on outstanding quality and innovation, backed by powerful advertising. We successfully tapped demand for responsibly sourced, healthy food, not least with our additive-free 'Cook!' range. We continue to offer everyday food of exceptional quality, like our Oakham chicken, and customers again made us their first choice at key times like Christmas and Easter. Our 'Simply Food' stores performed strongly.

UK operating profit before exceptional items and asset disposals was £790.1m, up 34.3% (last year £588.4m). This growth reflects the benefits of the actions taken last year to improve supplier terms and control stock and commitment, contributing to an increase in the gross margin of 3.6 percentage points to 42.8% (last year 39.2%). UK operating costs of £2,330.4m were up 7.4% on the year, reflecting the impact of new space and the provision for a staff bonus of £73m. Excluding the bonus, costs were up 4.1%. The UK operating profit also includes a contribution of £9.6m from the Group's continuing economic interest in M&S Money which was sold to HSBC in November 2004.

International

Our International business, comprising franchise and wholly-owned stores in Hong Kong and the Republic of Ireland, continued to make good progress with sales up 14.7% and operating profit up 8.2% (before exceptional charges and asset disposals).

Our franchise operation continues to grow with 198 stores in 31 territories. This year saw openings in the Czech Republic, India, Indonesia, Poland, Saudi Arabia and South Korea. We also opened our first franchise in Moscow.

Our wholly-owned stores in the Republic of Ireland also continued to perform well, reflecting both new openings, and improvement in the performance of existing stores. Underlying sales and profit in Hong Kong were strong but overall results were affected by loss of space following the unplanned closure of one store.

We agreed the sale of Kings Super Markets in the US, our only non-M&S branded business, for £35.4m ($61.5m) ahead of the year end. The sale completed on 28 April 2006.

Net interest payable

	2005/06 £m	2004/05 £m
Interest payable	(134.9)	(120.9)
Interest receivable	13.0	16.5
Net interest payable	**(121.9)**	**(104.4)**
Other finance income	17.5	11.4
Total	**(104.4)**	**(93.0)**

Net interest expense was £104.4m compared to £93.0m last year. This largely reflects a significant increase in average net debt following the Tender Offer last year. The average rate of interest on borrowings for the year was 5.8% (last year 5.7%).

Taxation

The tax charge reflects an effective tax rate for the year of 30.2%, (compared to 29.7% for the last full year).

Shareholder returns and dividends

Adjusted earnings per share from continuing operations, which excludes the effect of exceptional items and asset disposals, increased by 63.5% to 31.4p per share. The average number of shares in issue during the period was 1,667.0m (last year 2,006.2m), reflecting the impact of the Tender Offer last year.

The Board is proposing a final dividend of 9.2p per share (last year 7.5p per share), an increase of 22.7%, bringing the full year dividend to 14.0p (last year 12.1p), an increase of 15.7%. Full year dividend is covered 2.2 times by earnings.

Cash flow and net debt

The Group generated net cash flow of £550.5m. Cash inflow from continuing operating activities increased by £309.2m to £1,183.6m reflecting higher operating profits, a marginally lower investment in working capital, and a reduction in cash outflows relating to exceptional items. Within working capital, investments in stock have been more than offset by the £73m bonus which has been provided for, but will not be paid until July, together with an increased level of trade payables.

During the year, the Group acquired tangible fixed assets of £326.8m. After taking into account the timing of payments, the cash outflow for capital expenditure was £298.5m. This excludes the £38.0m the Group paid to acquire 28 properties from Iceland which is included as a movement in working capital, reflecting the revised classification of certain leasehold interests.

Net debt at the end of the year is £1,729.3m (last year £2,277.2m).

Capital expenditure
Group capital additions for the year were £326.8m compared to £218.5m last year, reflecting the extension of the store modernisation programme. In the year we added 1.4% to our total footage, representing an increase of 1% in General Merchandise and 2.3% in Foods. Group capital expenditure for 2006/07 is expected to be between £520m to £570m.

Pensions
The Group paid £51m of additional contributions into the UK Defined Benefit Pension Scheme in April 2005. This payment is reflected in the net post-retirement liability of £794.9m at 1 April 2006 (last year £676.0m). The £118.9m increase in the level of this liability since the year end reflects movements in AA corporate bond rates, partially offset by an increase in the market value of scheme assets.

Guidance for the financial year 2006/07
The following guidance was provided in our Q4 trading update on 11 April 2006:

- The planned opening of new footage will add around 3% to total space, representing a c.2% increase in General Merchandise footage and c.5% increase in Food footage, on a weighted average basis. Total square footage at 1 April 2006 was around 13.1m square feet.
- Group capital expenditure for 2006/07 is expected to be in the range of £520-570m. This includes £28m for the refurbishment of the Iceland stores.
- Gross margin is expected to improve between 50 to 100bps. This will be driven mainly by improvements in General Merchandise primary margin from better buying and improved supplier terms.
- Operating costs, including costs associated with new space and the modernisation programme (including accelerated depreciation), but excluding provision for bonus payments, are expected to increase by 6% to 7%. Any bonus payment for 2006/07 will depend on the financial performance of the Group.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

For further information, please contact:

Investor Relations:		**Media enquiries:**	
Amanda Mellor	+44 (0)20 8718 3604	Corporate Press Office:	+44 (0)20 8718 1919
Majda Rainer	+44 (0)20 8718 1563		

Investor & Analyst webcast:

There will be an investor and analyst presentation at 09.00 (BST) on Tuesday 23 May 2006: This presentation can be viewed live on the Marks and Spencer Group plc website on www.marksandspencer.com/thecompany

Fixed Income Investor Conference Call:

This will be hosted by Ian Dyson at 14.30 (BST) on Tuesday 23 May 2006:
Dial in number: +44 (0) 20 7190 1596/0800 358 5263
A recording of this call will be available until Tuesday 30 May 2006:
Dial in number: +44 (0) 20 8515 2499 Access Code: 443491#

Video interviews with *Stuart Rose, Chief Executive and Ian Dyson, Group Finance Director* are be available at www.marksandspencer.com/thecompany or www.cantos.com. The interviews are also available in audio and transcript.

Consolidated income statement : unaudited

	Notes	Year ended 1 Apr 2006 £m	Year ended 2 Apr 2005 £m
Revenue	2	**7,797.7**	**7,490.5**
Operating profit			
Before exceptional operating charges		850.1	648.7
Exceptional operating charges	4	-	(50.6)
	3	**850.1**	**598.1**
Interest payable and similar charges		(134.9)	(120.9)
Interest receivable		30.5	27.9

Profit on ordinary activities before taxation		**745.7**	**505.1**
Analysed between:			
Before exceptional operating charges and property disposals		751.4	556.1
Loss on property disposals		(5.7)	(0.4)
Exceptional operating charges		-	(50.6)
Income tax expense	5	(225.1)	(150.1)
Profit on ordinary activities after taxation		**520.6**	**355.0**
Profit from discontinued operations	6	2.5	231.2
Profit for the year attributable to shareholders		**523.1**	**586.2**
Earnings per share	7A	31.4p	29.1p
Diluted earnings per share	7B	31.1p	28.9p
Earnings per share from continuing operations	7A	31.3p	17.6p
Diluted earnings per share from continuing operations	7B	31.0p	17.4p
Non-GAAP measure:			
Adjusted profit before tax (£m)	1	751.4	556.1
Adjusted earnings per share	7A	31.4p	19.2p
Adjusted diluted earnings per share	7B	31.1p	19.0p

Consolidated statement of recognised income and expense : unaudited

	Year ended 1 Apr 2006 £m	Year ended 2 Apr 2005 £m
Profit for the year attributable to shareholders	523.1	586.2
Exchange differences on translation of foreign operations	11.1	-
Actuarial losses on defined benefit pension schemes	(169.3)	(78.1)
Tax on items taken directly to equity	80.7	24.9
Hedging reserve		
- fair value movement	(3.1)	-
- recycled and reported in net profit	(1.4)	-
- amount recognised in inventories	(3.8)	-
Net losses not recognised in the income statement	(85.8)	(53.2)

Total recognised income and expense for the year	**437.3**	**533.0**
Effect of changes in accounting policy:		
First time adoption of IAS 39 (net of tax)	(1.9)	

Consolidated balance sheet : unaudited

	As at 1 Apr 2006 £m	As at 2 Apr 2005 £m
ASSETS		
Non-current assets		
Intangible assets	163.5	165.4
Property, plant and equipment	3,575.8	3,586.2
Investment property	38.5	38.6
Investments in joint venture	9.0	8.7
Other financial assets	3.3	0.3
Trade and other receivables	242.8	211.2
Deferred income tax assets	35.5	24.6
	4,068.4	4,035.0
Current assets		
Inventories	374.3	338.9
Other financial assets	48.8	67.0
Trade and other receivables	210.5	213.8
Derivative financial instruments	76.4	-
Cash and cash equivalents	362.6	212.6
Assets of discontinued operation	69.5	-
	1,142.1	832.3
TOTAL ASSETS	**5,210.5**	**4,867.3**
LIABILITIES		
Current liabilities		
Trade and other payables	867.8	717.9
Derivative financial instruments	8.0	-
Borrowings	1,052.8	478.8
Current tax liabilities	58.7	15.5
Provisions	9.2	25.2

Liabilities of discontinued operation	20.5	-
	2,017.0	1,237.4
Non-current liabilities		
Borrowings	1,133.8	1,948.5
Retirement benefit obligations	794.9	676.0
Other non-current liabilities	74.8	71.8
Derivative financial instruments	9.5	-
Provisions	19.1	19.7
Deferred income tax liabilities	6.1	4.7
	2,038.2	2,720.7
TOTAL LIABILITIES	**4,055.2**	**3,958.1**
NET ASSETS	**1,155.3**	**909.2**
EQUITY		
Called up share capital - equity	420.6	414.5
Called up share capital - non-equity	-	65.7
Share premium account	162.3	106.6
Capital redemption reserve	2,113.8	2,102.8
Hedging reserve	(8.0)	-
Other reserves	(6,542.2)	(6,542.2)
Retained earnings	5,008.8	4,761.8
TOTAL EQUITY	**1,155.3**	**909.2**

Consolidated cash flow information : unaudited

CASH FLOW STATEMENT

	Notes	Year ended 1 Apr 2006 £m	Year ended 2 Apr 2005 £m
Cash flows from operating activities - continuing			
Profit on ordinary activities after taxation		520.6	355.0
Income tax expense		225.1	150.1
Interest payable and similar charges		134.9	120.9
Interest receivable		(30.5)	(27.9)

Exceptional operating charges		-	50.6
Operating profit before exceptional operating charges		**850.1**	**648.7**
Decrease in working capital	10A	43.7	22.7
Exceptional operating cash outflow		(14.6)	(74.6)
Depreciation and amortisation		274.0	255.0
Share-based payments		24.7	22.2
Loss on property disposals		5.7	0.4
Cash generated from operations - continuing		**1,183.6**	**874.4**
Cash generated from operations - discontinued	10B	13.9	727.4
Tax paid		(101.5)	(166.7)
Net cash inflow from operating activities		**1,096.0**	**1,435.1**
Cash flows from investing activities			
Acquisition of subsidiary, net of cash acquired		-	(125.9)
Disposal of subsidiary, net of cash disposed		-	477.0
Capital expenditure and financial investment	10C	(266.3)	(113.5)
Interest received		12.9	15.4
Net cash (outflow)/inflow from investing activities		**(253.4)**	**253.0**
Cash flows from financing activities			
Debt financing	10D	(562.8)	637.8
Equity financing	10E	(148.3)	(2,502.0)
Net cash outflow from financing activities		**(711.1)**	**(1,864.2)**
Net cash inflow/(outflow) from activities		**131.5**	**(176.1)**
Effects of exchange rate changes		1.6	1.1
Opening net cash		149.3	324.3
Closing net cash		**282.4**	**149.3**

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Year ended 1 Apr 2006 £m	Year ended 2 Apr 2005 £m
Opening net debt	**(2,147.7)**	**(2,043.9)**
Reclassification on the adoption of IAS 32 and 39	(129.5)	-
Opening net debt - under IFRS	**(2,277.2)**	**(2,043.9)**
Net cash inflow/(outflow) from activities	131.5	(176.1)
Cash inflow from decrease in current asset investments	(1.0)	(11.0)

Cash outflow/(inflow) from decrease/(increase) in debt financing	10D	420.0	(757.1)
Debt financing net of liquid resources disposed with subsidiary		-	839.7
Exchange and other movements		(2.6)	0.7
Movement in net debt		**547.9**	**(103.8)**
Closing net debt		**(1,729.3)**	**(2,147.7)**

1 General information and basis of preparation

The results comprise those of Marks and Spencer Group plc and its subsidiaries for the 52 week year ended 1 April 2006 and have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the EU, and those parts of the Companies Act 1985 applicable to those companies under IFRS. The summary of results does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The full financial statements for 2005, which were prepared under UK GAAP, have been reported on by the Group's auditors and delivered to the Registrar of Companies. The audit report on those financial statements was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985. The full financial statements for 2006, prepared under IFRS, will be finalised in due course and delivered to the Registrar of Companies after the AGM.

The Directors believe that the 'adjusted' profit and earnings per share measures provide additional useful information for shareholders on underlying performance of the business, and are consistent with how business performance is measured internally. It is not a recognised profit measure under IFRS and may not be directly comparable with 'adjusted' profit measures used by other companies.

2 Revenue

The Group's primary reporting segments are geographic, with the Group operating in two geographic areas being the UK and International. The geographic segments disclose revenue and operating profit by destination and reflect management responsibility. Within each geographic segment the Group sells both Food and General Merchandise.

	Year ended 1 Apr 2006 £m	Year ended 2 Apr 2005 £m
UK Retail	7,275.0	7,034.7
International Retail[1]	522.7	455.8
Total revenue	**7,797.7**	**7,490.5**

[1]International Retail consists of the Marks & Spencer owned businesses in the Republic of Ireland and Hong Kong, together with franchise operations.

	Year ended 1 Apr 2006 £m	Year ended 2 Apr 2005 £m
UK Retail		
General Merchandise	3,644.4	3,641.6
Food	3,630.6	3,393.1
International Retail		
General Merchandise	366.0	331.1
Food	156.7	124.7
Total revenue	**7,797.7**	**7,490.5**

3 Operating profit

	Year ended 1 Apr 2006 £m	Year ended 2 Apr 2005 £m
UK Retail[1]		
Before exceptional operating charges and property disposals	790.1	588.4
Property disposals	(5.6)	(0.1)
Exceptional operating charges	-	(60.3)
	784.5	**528.0**
International Retail		
Before exceptional operating charges and property disposals	65.7	60.7
Property disposals	(0.1)	(0.3)
Exceptional operating charges	-	9.7
	65.6	**70.1**
Total operating profit	**850.1**	**598.1**

[1]UK Retail operating profit includes a contribution of £9.6m from the arrangement with HSBC.

4 Exceptional items

	Year ended 1 Apr 2006 £m	Year ended 2 Apr 2005 £m
Head office relocation	-	(8.8)
Head office change programme	-	(6.3)
Board restructure	-	(8.4)
Closure of Lifestore	-	(29.3)
Defence costs	-	(38.6)
Sale of head office premises	-	31.1
Release of provision held against European closure	-	9.7
Exceptional items	**-**	**(50.6)**

5 Taxation

The taxation charge for the 52 weeks ended 1 April 2006 was £225.1m (last year £150.1m), giving an effective tax rate of 30.2% (last year 29.7%). Included in the tax charge for the year is a credit of £nil (last year £19.1m), which is attributable to exceptional operating charges.

6 Discontinued operations

	Year ended 1 Apr 2006 £m	Year ended 2 Apr 2005 £m
Profit before tax	3.2	35.5
Taxation on results	(0.7)	(2.4)
Profit after tax	2.5	33.1
Gain on disposal of subsidiary net assets	-	199.0
Taxation	-	(0.9)
Net gain on disposal	-	198.1
Profit from discontinued operations	**2.5**	**231.2**

The profit after tax from discontinued operations in the current year is entirely attributable to Kings Super Markets (last year £3.9m). The balance of last year's profit after tax, together with the net gain on disposal is entirely attributable to the sale of Marks and Spencer Retail Financial Services Holdings to HSBC Holdings plc completed on 9 November 2004.

7 Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax (last year earnings after tax and non-equity dividends), and the weighted average number of ordinary shares in issue during the year.

The adjusted earnings per share figures have been calculated in addition to the earnings per share required by IAS 33 - 'Earnings per Share' and are based on earnings excluding the effect of exceptional items and property disposals. These have been calculated to allow the shareholders to gain an understanding of the underlying trading performance of the Group.

For diluted earnings per share, the weighted average number of ordinary shares in issues is adjusted to assume conversion of all dilutive potential ordinary shares. The Group has only one class of dilutive potential ordinary shares being those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

Details of the adjusted earnings per share are set out below:

	Year ended 1 Apr 2006 £m	Year ended 2 Apr 2005 £m
Earnings after tax and non-equity dividends	**523.1**	**583.4**
Profit from discontinued operations	(2.5)	(231.2)
Earnings after tax and non-equity dividends - continuing	**520.6**	**352.2**
Exceptional operating charges and property disposals (net of taxation)	2.0	31.5
Adjusted earnings after tax and non-equity dividends - continuing	**522.6**	**383.7**
Weighted average number of ordinary shares in issue (millions)	**1,667.0**	**2,006.2**
Potentially dilutive share options under Group's share option schemes (millions)	14.5	12.1
	1,681.5	**2,018.3**
A Basic earnings per share		
Weighted average number of ordinary shares in issue (millions)	1,667.0	2,006.2
Basic earnings per share (pence)	**31.4**	**29.1**

Profit from discontinued operations per share (pence)	(0.1)	(11.5)
Basic earnings per share - continuing (pence)	**31.3**	**17.6**
Exceptional operating charges and property disposals per share (pence)	0.1	1.6
Adjusted basic earnings per share - continuing (pence)	**31.4**	**19.2**

B Diluted earnings per share

Weighted average number of ordinary shares in issue (millions)	1,681.5	2,018.3
Diluted earnings per share (pence)	**31.1**	**28.9**
Profit from discontinued operations per share (pence)	(0.1)	(11.5)
Diluted earnings per share - continuing (pence)	**31.0**	**17.4**
Exceptional operating charges and property disposals per share (pence)	0.1	1.6
Diluted adjusted basic earnings per share - continuing (pence)	**31.1**	**19.0**

8 Dividends

	Year ended 1 Apr 2006 per share	Year ended 2 Apr 2005 per share	Year ended 1 Apr 2006 £m	Year ended 2 Apr 2005 £m
Dividends on equity ordinary shares:				
Paid final dividend	7.5p	7.1p	124.3	161.3
Paid interim dividend	4.8p	4.6p	79.8	75.6
	12.3p	11.7p	204.1	236.9
Dividends on non-equity B shares[1]				
Interim dividend	-	3.36%	-	1.4
Final dividend	-	3.78%	-	1.4
			-	2.8
			204.1	**239.7**

[1]Under IAS 32 - 'Financial Instruments' dividends on non-equity shares are now treated as part of interest.

The Directors have proposed a final dividend of 9.2p per share (last year 7.5p per share) which, in line with the requirements of IAS 10 - 'Events after the Balance Sheet Date', has not been recognised within these results. This makes a total ordinary dividend of 14.0p per share (last year 12.1p per share). This results in an ordinary dividend of £154.8m (last year £124.3m) which will be paid on 14 July 2006 to shareholders whose names are on the Register of Members at the close of business on 2 June 2006. The ordinary shares will be quoted ex dividend on 31 May 2006. Shareholders may choose to take this dividend in shares or in cash.

9 Statement of changes in shareholders' equity

	Year ended 1 Apr 2006 £m	Year ended 2 Apr 2005 £m
Opening shareholders' equity	**909.2**	**2,859.1**
First time adoption of IAS 32 and 39 (see note 12)	(67.6)	-
	841.6	2,859.1
Profit for the year attributable to shareholders	523.1	586.2
Dividends	(204.1)	(239.7)
(Purchase) / sale of shares held by employee trusts	(6.0)	0.3
Shares issued on exercise of share options	61.8	68.4
Redemption of B shares	-	(19.2)
Actuarial loss on post-retirement liability	(169.3)	(78.1)
Foreign currency translation	11.1	-
Charge for share-based payments	24.7	22.2
Tax on items taken directly to equity	80.7	24.9
Loss on cashflow hedges deferred in equity	(8.3)	-
Purchase of own shares	-	(2,300.0)
Tender Offer expenses	-	(14.9)
Closing shareholders' equity	**1,155.3**	**909.2**

10 Cash flow analysis

	Year ended 1 Apr 2006 £m	Year ended 2 Apr 2005 £m

A Decrease in working capital - continuing		
(Increase)/decrease in inventories	(42.2)	55.0
Increase in receivables	(4.1)	(1.0)
Payments to acquire leasehold properties	(38.0)	(0.1)
Increase/(decrease) in payables	128.0	(31.2)
	43.7	22.7
B Cash flows from discontinued operations		
Profit on ordinary activities after taxation	2.5	231.2
Profit on sale	-	(199.0)
Taxation	0.7	3.3
Interest payable and similar charges	0.4	0.2
Interest receivable	(0.6)	-
Operating profit	3.0	35.7
Decrease in working capital	3.5	682.0
Depreciation and amortisation	6.3	9.7
Loss on property disposals	1.1	-
	13.9	727.4
C Capital expenditure and financial investment		
Purchase of property, plant and equipment	(298.5)	(232.2)
Proceeds from sale of property, plant and equipment	45.1	117.8
Purchase of intangible fixed assets	(10.9)	(10.9)
(Purchase)/sale of non-current financial assets	(3.0)	0.8
Sale of current available for sale investments	1.0	11.0
	(266.3)	(113.5)
D Debt financing		
Cash (outflow)/inflow from borrowings	(144.6)	649.0
(Repayment)/drawdown of syndicated bank facility	(200.0)	200.0
Redemption of securitised loan notes	(3.1)	(2.8)
Redemption of medium term notes	(58.3)	(95.2)
Decrease in obligations under finance leases	(3.0)	(1.6)
Redemption of B shares	(11.0)	-
Movement in other creditors treated as financing	-	7.7
Cash (outflow)/inflow from debt financing	(420.0)	757.1
Interest paid	(142.8)	(116.5)
Non-equity dividends paid	-	(2.8)
	(562.8)	637.8
E Equity financing		
Equity dividends paid	(204.1)	(236.9)

Shares issued under employee share schemes	61.8	68.4
Redemption of B shares	-	(19.2)
Net (purchase)/sale of own shares held in employee trusts	(6.0)	0.6
Purchase of own shares	-	(2,300.0)
Tender Offer expenses	-	(14.9)
	(148.3)	(2,502.0)

11 Adoption of International Financial Reporting Standards

		As at 2 Apr 2005 £m	As at 3 Apr 2004 £m
Net assets under UK GAAP		**521.4**	**2,454.0**
Adjustments (after taxation)			
IFRS 1- 'Property Revaluation'	a	376.2	378.5
IFRS 2 - 'Share Schemes'	b	9.8	6.2
IAS 10 - 'Dividend Recognition'	c	124.3	160.7
IAS 17 - 'Leases'			
Treatment of leasehold land	d	(72.4)	(102.4)
Finance leases	e	(1.8)	(1.7)
Lease incentives	f	(21.0)	(17.2)
Fixed rental uplifts	g	(13.5)	(10.3)
IAS 19 - 'Employee Benefits'	h	(27.2)	(30.7)
IAS 38 - 'Intangible Assets'			
Software assets	i	13.0	22.7
Goodwill and brands	j	1.3	-
Other		(0.9)	(0.7)
Net assets under IFRS		**909.2**	**2,859.1**

	Year ended 2 Apr 2005 £m
Net income under UK GAAP	**587.0**
Adjustments (before taxation)	

IFRS 1- 'Property Revaluation'	a	1.1
IFRS 2 - 'Share Schemes'	b	(23.0)
IAS 17 - 'Leases'		
Treatment of leasehold land	d	29.9
Finance leases	e	(0.2)
Lease incentives	f	(5.1)
Fixed rental uplifts	g	(4.5)
IAS 19 - 'Employee Benefits'	h	5.3
IAS 38 - 'Intangible Assets'		
Software assets	i	1.4
Goodwill and brands	j	0.5
Other		(0.1)
		5.3
Taxation		4.6
Discontinued operations - software assets		(10.7)
Net income under IFRS		**586.2**

a) IFRS 1 - 'Property Revaluation'
Under UK GAAP property was stated at historical cost, subject to certain properties having been revalued as at 31 March 1988. A property revaluation was prepared on an existing use basis by external valuers DTZ Debenham Tie Leung as at 2 April 2004. The Group has elected under IFRS 1 to reflect this valuation, in so far as it relates to freehold land and buildings, as deemed cost on transition at 4 April 2004.

b) IFRS 2 - 'Share Schemes'
The Group operates a range of share-based incentive schemes. Under UK GAAP where shares (or rights to shares) were awarded to employees, UITF 17 required that the charge to the profit and loss account should be based on the difference between the market value of shares at the date of grant and the exercise price (i.e. an intrinsic value basis) spread over the performance period. Save As You Earn (SAYE) Share Option Schemes were exempt from this requirement and no charge was made. IFRS 2 requires that all shares or options (including SAYE) awarded to employees as remuneration should be measured at fair value at grant date, using an option pricing model, and charged against profits over the period between grant date and vesting date, being the vesting period. This treatment has been applied to all awards granted but not fully vested at the date of transition.

c) IAS 10 - 'Events after the Balance Sheet Date'
Under UK GAAP, dividends are recognised in the period to which they relate. IAS 10 requires that dividends declared after the balance sheet date should not be recognised as a liability at that balance sheet date as the liability does not represent a present obligation as defined by IAS 37 - 'Provisions, Contingent Liabilities, and Contingent Assets'. Accordingly the final dividends for 2003/04 (£160.7m) and 2004/05 (£124.3m) are derecognised in the balance sheets for April 2004 and April 2005 respectively.

d) IAS 17 - 'Leases - Treatment of Leasehold Land'

The Group previously recognised finance leases under the recognition criteria set out in SSAP 21. IAS 17 requires the land and building elements of property leases to be considered separately, with leasehold land normally being treated as an operating lease. As a consequence, payments made to acquire leasehold land, previously treated as fixed assets, have been re-categorised as prepaid leases and amortised over the life of the lease. In addition the revaluation previously attributed to the land element has been derecognised.

e) IAS 17 - 'Leases - Finance Leases'
Also under the provisions of IAS 17, the building elements of certain property leases, classified as operating leases under UK GAAP, have been reclassified as finance leases. The adjustments are to include the fair value of these leased buildings within fixed assets and to set up the related obligation, net of finance charges, in respect of future periods, within creditors.

f) IAS 17 ' Leases - Lease Incentives'
Under UK GAAP, leasehold incentives received on entering into property leases were recognised as deferred income on the balance sheet and amortised to the profit and loss account over the period to the first rent review. Under IAS 17, these incentives have to be amortised over the term of the lease. Consequently, as the term of the lease is longer than the period to the first rent review, amounts previously amortised to the profit and loss account are reinstated on the balance sheet as deferred income and released over the term of the lease.

g) IAS 17 - 'Leases - Fixed Rental Uplifts'
The Group has a number of leases that contain predetermined, fixed rental uplifts. Under IAS 17, it is necessary to account for these leases such that the predetermined, fixed rental payments are recognised on a straight line basis over the life of the lease. Under UK GAAP, the Group accounted for these property lease rentals such that the increases were charged in the year that they arose.

h) IAS 19 - 'Employee Benefits'
Previously no provision was made for holiday pay. Under IAS 19 - 'Employee Benefits' the expected cost of compensated short-term absences (e.g. holidays) should be recognised when employees render the service that increases their entitlement. As a result, an accrual has been made for holidays earned but not taken.

i) IAS 38 - 'Software Assets'
The cost of developing software used to be written off as incurred. Under IAS 38 - 'Intangible Assets' there is a requirement to capitalise internally generated intangible assets provided certain recognition criteria are met. Results have been adjusted to reflect the capitalisation and subsequent amortisation of costs that meet the criteria. As a result expenses previously charged to the profit and loss account have been brought onto the balance sheet as intangible software assets and amortised over their estimated useful lives.

j) IAS 38 - 'Goodwill'
Goodwill used to be capitalised and amortised over its useful economic life. Under IAS 38 - 'Intangible Assets' there is a requirement to separately identify brands and other intangibles acquired rather than include these as part of goodwill. Intangible assets, other than goodwill, are amortised over their useful lives. Goodwill, which is considered to have an indefinite life, is subject to an annual impairment review. As a result, the goodwill recognised under UK GAAP on the acquisition of per una of £125.5m has been split between brand (£80m) and goodwill (£45.5m). The goodwill amortisation under UK GAAP has been reversed but the brand has been amortised as required under IFRS.

12 First time adoption of IAS 32 and 39

The adoption of IAS 32 - 'Financial Instruments: Disclosure and Presentation' and IAS 39 - 'Financial Instruments: Recognition and Measurement' with effect from 3 April 2005 results in a change in the Group's accounting policy for financial instruments. The impact of these standards on the Group's opening balance sheet is shown below.

The principal impacts of IAS 32 and IAS 39 on the Group's financial statements relate to the recognition of derivative financial instruments at fair value and the reclassification of non-equity B shares as debt. Any derivatives that do not qualify for hedge accounting are held on the balance sheet at fair value with the changes in value reflected through the income statement. The accounting treatment of derivatives that qualify for hedge accounting depends on how they are designated, as follows:

Fair value hedges
The Group uses interest rate swaps to hedge the exposure to interest rates of its issued debt. Under UK GAAP, derivative financial instruments were not recognised at fair value in the balance sheet.

Under IAS 39, derivative financial instruments that meet the 'fair value' hedging requirements are recognised in the balance sheet at fair value with corresponding fair value movements recognised in the income statement. For an effective fair value hedge, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in the income statement. To the extent that the designated hedge relationship is fully effective, the amounts in the income statement offset each other. As a result, only the ineffective element of any designated hedging relationship impacts the financing line in the income statement.

Cash flow hedges
Under IAS 39, derivative financial instruments that qualify for cash flow hedging are recognised on the balance sheet at fair value with corresponding fair value changes deferred in equity. In addition, the Group hedges the foreign currency exposure on inventory purchases. Under UK GAAP, foreign currency derivatives were held off balance sheet and these are now treated as cash flow hedges.

The adjustments to the opening balance sheet as at 3 April 2005 are as follows:

	Opening balance sheet under IFRS £m	Effect of IAS 32 and IAS 39 £m	Restated opening position at 3 Apr 2005 £m
Non-current assets			
Derivative financial instruments	-	71.1	71.1
Deferred tax asset	24.6	1.3	25.9
Current assets			
Derivative financial instruments	-	2.8	2.8

Inventories	338.9	0.4	339.3
Current liabilities			
Derivative financial instruments	-	(1.9)	(1.9)
Borrowings	(478.8)	(66.2)	(545.0)
Trade and other payables	(717.9)	24.7	(693.2)
Non-current liabilities			
Derivative financial instruments	-	(12.0)	(12.0)
Borrowings	(1,948.5)	(87.8)	(2,036.3)
Impact on net assets		**(67.6)**	
Non-equity B shares		(65.7)	
Hedging reserve		(1.6)	
Retained earnings		(0.3)	
Impact on shareholders' funds		**(67.6)**	